September 17, 2012

Mr. Michael McTiernan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spirit Realty Capital, Inc.

Registration Statement on Form S-11 (SEC File No. 333-177904)

Dear Mr. McTiernan:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Spirit Realty Capital, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 2:00 p.m., Eastern Time, on September 19, 2012, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between September 10, 2012 and September 19, 2012 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated September 10, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	4519
Others	2717
Total	7236

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MORGAN STANLEY & CO. LLC

MACQUARIE CAPITAL (USA) INC.

UBS SECURITIES LLC

DEUTSCHE BANK SECURITIES INC.

RBC CAPITAL MARKETS, LLC

By: MORGAN STANLEY & CO. LLC		By: DEUTSCHE BANK SECURITIES INC.

By	/s/ Jim Collins	By	/s/ Brad LaConte
	Name: Jim Collins		Name: Brad LaConte
	Title: Managing Director		Title: Director

By: MACQUARIE CAPITAL (USA) INC.		By	/s/ Francis Windels
Name: Francis Windels Title: Managing Director
By	/s/ Timothy B. Gould
Name: Timothy B. Gould
Title: Managing Director

By	/s/ Peter Bruce
Name: Peter Bruce
Title: Senior Vice President

By: UBS SECURITIES LLC		BY: RBC CAPITAL MARKETS, LLC

By	/s/ James Park	By	/s/ Jennifer Caruso
	Name: James Park		Name: Jennifer Caruso
	Title: Managing Director		Title: Director

By	/s/ Mohammad Tabibian
Name: Mohammad Tabibian
Title: Associate Director

For themselves and as Representatives of the

other Underwriters named in Schedule I of the

Underwriting Agreement.

(Spirit Realty Capital, Inc. – Underwriters’ Acceleration Request)